Exhibit 99.1

RECENT DEVELOPMENTS

TOTAL launches the Hild field Development in the North Sea, Norway

On February 2, 2012, TOTAL S.A. (together with its subsidiaries and affiliates, “TOTAL”), operator of the Hild license, announced the launch of the development of this field located in the Norwegian North Sea. This development will represent an investment of US$4.2 billion (NOK 25.6 billion, €3.2 billion) and is subject to the approval of the Norwegian Ministry of Petroleum and Energy and Norwegian Parliament (Storting). TOTAL holds a 51% interest together with its partners Petoro (30%) and Statoil (19%). Production is expected to start end of 2016 and is expected to reach 100,000 boe per day at peak.

The stand-alone development, in a water depth of 115 meters, accesses separate gas/condensate and oil reservoirs. It includes the installation of an integrated wellhead, production and accommodation platform. Processed gas will be exported to St Fergus in the UK via a new link to the existing Frigg UK Pipeline (FUKA). Liquids will be sent to a dedicated storage vessel where water is separated for reinjection, and oil will be exported via shuttle tankers.

The Group strives to minimize its environmental footprint as part of its concern for sustainable development. Therefore Hild’s power needs will be supplied from the Norwegian mainland electrical grid via a new 170 kilometer long cable, the world’s longest alternating current (AC) power line from shore to an offshore platform. This technical solution is in line with the Norwegian authorities’ longstanding objective to curb CO2 emissions from offshore activities. The cable will also incorporate fiber optic links allowing the offshore facilities to be monitored and controlled from TOTAL’s operation centre in Stavanger.

In Norway, as in all countries where TOTAL is present, the Group is committed to the safety of the people working on its projects. Development of Hild project will be carried out in line with this key value.

Sale of Tenesol to SunPower

On January 31, 2012, SunPower Corp. (NASDAQ: SPWRA, SPWRB) (“SunPower”) completed its acquisition of TOTAL’s wholly-owned subsidiary Tenesol S.A., a global solar provider headquartered in La Tour de Salvagny, France, for approximately $165.4 million (€125 million) in cash. Concurrently with the closing of this acquisition, TOTAL purchased 18.6 million shares of SunPower common stock in a private placement at $8.80 per share. TOTAL holds approximately 66% of SunPower’s common stock as of January 31, 2012.

Major expansion and upgrade project at Samsung Total Petrochemicals’ complex in Daesan, South Korea

On January 27, 2012, TOTAL announced that it is consolidating its positions in petrochemicals in Asia with a new expansion and upgrading project for the Daesan complex in South Korea, which the Group owns with Samsung as part of the Samsung Total Petrochemicals 50/50 joint venture.

With costs approaching $1.8 billion (approximately €1.35 billion), the project calls for the construction of a second aromatics1 unit and an ethylene-vinyl acetate (EVA) copolymer unit at the Daesan petrochemical complex.

[1]	Benzene and paraxylene production unit. Derived from oil, these two base chemicals are raw materials for polymers, which are used in the manufacture of plastics.

The new aromatics unit is expected to have a production capacity of around 1 million metric tons of paraxylene and 420,000 metric tons of benzene per year and is expected to be completed by September 2014. Paraxylene is used to manufacture polyester, while benzene is used to produce petrochemical products such as styrene2.

With the completion of the aromatics unit in 2014 and the upgrade of existing paraxylene capacity in 2012, total paraxylene production capacity is expected to be increased to 1.76 million metric tons.

The new EVA unit is expected to produce 240,000 metric tons per year of ethylene-vinyl acetate copolymers. This resin is used in products such as electrical cables, adhesives and solar panels. Environmentally friendly and versatile, EVA is expected to see continued growth in demand.

The Daesan petrochemical complex is a world-class facility that manufactures four main products — polypropylene, polyethylene, styrene monomer and paraxylene. Fifty percent of its output is exported, primarily to China.

Appointment of Gérard Lamarche as Director of TOTAL replacing Thierry de Rudder

On January 16, 2012, TOTAL announced that its Board of Directors at its meeting on January 12, 2012, accepted the resignation for personal reasons of Thierry de Rudder as a Director, effective the close of the meeting.

Mr. de Rudder had first been elected as a Director at the Shareholders’ Meeting on January 14, 1999. He was re-elected several times, the last time at the Shareholders’ Meeting on May 21, 2010.

On the recommendation of the Nominating & Governance Committee, the Board of Directors appointed Gérard Lamarche as Director, effective the close of the meeting. His term will expire when Mr. de Rudder’s term would have, that is at the close of the Shareholders’ Meeting that will approve the accounts for 2012, in accordance with the resolution approved at the Shareholders’ Meeting on May 21, 2010. Mr. Lamarche has also been appointed to the Audit Committee and the Strategy Committee, effective the same date.

Mr. Lamarche’s appointment is subject to ratification at the next Shareholders’ Meeting.

Australia: TOTAL and INPEX launch the Ichthys strategic offshore LNG Project

On January 13, 2012, TOTAL and its joint venture partner INPEX CORPORATION announced that they have taken the final investment decision for the Ichthys liquefied natural gas (LNG) project in Australia, representing a total investment of US$34 billion dollars (approximately €26 billion). TOTAL holds a 24% interest in the project. First production is expected at the end of 2016.

The Ichthys project consists of the development of the Ichthys gas and condensate field offshore North West Australia (lying in 260 meters of water depth) and the construction of an 889 kilometer gas transmission pipeline together with an onshore LNG plant near Darwin in the Northern Territory.

The project calls for the construction of offshore facilities consisting of a subsea well development connected to a central processing facility (CPF1) for gas treatment and a floating processing, storage and offloading (FPSO2) vessel for condensates. The CPF and the FPSO will both be one of the largest in the world.

[2]	Styrene is a building block intermediate chemical used in the manufacture of many plastics.

Planned onshore installations consist of two LNG trains each with an expected capacity of 4.2 million tons per year and facilities for the extraction and the export of LPGs and condensate. In addition to its LNG production, the Ichthys project is expected to generate 1.6 million tons per year of LPGs and 100,000 barrels of condensate a day at peak.

Notably, the entire annual production of LNG from the Ichthys project (expected to be 8.4 million tons per year) has already been sold for fifteen years under oil-linked price contracts, mostly directed to third-party consortiums of Taiwanese and Japanese buyers including INPEX. Total Gas & Power Limited, the gas trading subsidiary of TOTAL, will also purchase 0.9 million tons per year of LNG from the project to supply directly to its customers.

The plans for development and operation of the Ichthys project have been approved by Australian authorities, and construction is expected to commence in the second quarter of 2012.

TOTAL awarded two exploration Licenses in Mauritania, offshore and onshore

On January 6, 2012, TOTAL announced that it had signed two exploration licenses with the Mauritanian government that gives it, as operator, a 90% interest in the following blocks:

•	Block C 9 in ultra deep offshore; and

•	Block Ta 29 onshore in the Taoudeni basin.

The National oil company SMH will hold the remaining 10%.

The block C 9 is located approximately 140 kilometers offshore Western Mauritania, covering an area of more than 10,000 km², in water depths ranging from 2,500 to 3,000 meters. The Block Ta 29 is located in the Saharan desert, 1,000 kilometers east from Nouakchott and north of the Block Ta 7 in which Total is already conducting exploration activities. For both blocks, a seismic acquisition campaign is planned as the first phase of the exploration program.

TOTAL expands its position in the USA, entering the Utica shale formation in Ohio

On January 3, 2012, TOTAL announced that its subsidiary, Total E&P USA, Inc. (“Total E&P USA”), signed and completed on December 30, 2011, an agreement to enter into a joint venture with Chesapeake Exploration, L.L.C., a subsidiary of Chesapeake Energy Corporation (NYSE:CHK) (“Chesapeake”), and affiliates of its partner, EnerVest Ltd. Pursuant to the agreement, Total E&P USA acquired a 25% share in Chesapeake’s and EnerVest’s liquids-rich area of the Utica shale play located across ten counties on the eastern side of the state of Ohio, USA.

The transaction is effective as of November 1, 2011. Total E&P USA has paid Chesapeake and EnerVest about $700 million in cash for acquiring these assets. Total E&P USA will also be committed to pay additional amounts up to $1.63 billion over a maximum period of seven years in the form of a 60% carry of Chesapeake and EnerVest’s future capital expenditures on drilling and completion of wells within the joint venture.

The joint venture covers approximately 619,000 net acres, of which 542,000 net acres are brought by Chesapeake and 77,000 net acres are brought by EnerVest. Total E&P USA will acquire its 25% share from each of Chesapeake and EnerVest on identical terms, giving it a total of approximately 155,000 net acres. Chesapeake will operate the joint venture acreage.

As a result of the transaction, Total E&P USA will also acquire a 25% share in any new acreage that will be acquired by Chesapeake in the liquids-rich area of the Utica shale play.

To date, thirteen wells have been drilled across the acreage with very promising results seen from each well in terms of productivity and liquid content. The joint venture plans to ramp up the drilling activities in the coming three years with twenty-five rigs planned to be mobilized by 2014 to fully appraise and develop the acreage. SEC production in Total E&P USA’s share may reach 100,000 barrels of oil equivalent per day by the end of the decade.

Additionally, Total E&P USA, Chesapeake and EnerVest have agreed to jointly develop the construction of the necessary midstream facilities to export the production from this acreage.

TOTAL consolidates its Antwerp platform by acquiring ExxonMobil’s interest in Fina Antwerp Olefins

On December 21, 2011, TOTAL announced that, through its 100% affiliate PetroFina S.A., it had signed an agreement with ExxonMobil Petroleum & Chemical BVBA under which ExxonMobil is to transfer to TOTAL its 35% shareholder interest in Fina Antwerp Olefins. The transaction is subject to the approval of the European competition authorities. Once the transaction is completed, TOTAL will be the sole shareholder in Fina Antwerp Olefins.

Fina Antwerp Olefins, in which TOTAL currently has a 65% interest, was set up in Antwerp in 1951. This plant is the second largest in Europe for the production of base chemicals products, including ethylene, propylene and benzene. Some of the plant’s output is used by Group units, in particular in both Antwerp and Feluy, to manufacture polymers.

With this acquisition, TOTAL consolidates its position in the Antwerp platform, which also houses the refinery Total Raffinaderij Antwerpen and the polyethylene plant Total Petrochemicals Antwerpen.

TOTAL to explore Angola’s deepwater Kwanza Basin

On December 20, 2011, TOTAL announced that it is expanding its significant presence in Angola through the successful application for three new exploration blocks in the deepwater Kwanza Basin. Following an international licensing round, TOTAL signed three production sharing agreements with state-owned Sonangol on December 20, 2011. TOTAL will operate Blocks 40 and 25 with, respectively, a 50% and a 35% interest and be a partner with a 15% interest in Block 39. Sonangol is the concession holder for these acreages.

On Block 40, TOTAL (operator) will be partnering with Sonangol P&P (30%) and Statoil (20%). The block is located in water depths ranging from 1,500 to 3,400 meters and covers an area of around 7,604 square kilometers.

As operator of Block 25, TOTAL will be partnering with Sonangol P&P (30%), Statoil (20%) and BP (15%). This block is located in water depths ranging from 700 to 2,200 meters and covers an area of around 4,842 square kilometers.

On Block 39, with a 15% interest, TOTAL will be partnering with Statoil (55%, operator) and Sonangol P&P (30%). The block is located in water depths ranging from 1,330 to 3,400 meters and covers an area of around 7,831 square kilometers.

All three blocks are located in Angola’s largely under-explored deepwater Kwanza Basin. The main objective is to explore for pre-salt deposits in these blocks, which share promising geological similarities with the prolific Santos and Campos Basins in Brazil, where in recent years major discoveries have been made in this type of play.

Over an initial exploration period of five years, around 14,000 square kilometers of 3D seismic is expected to be acquired and five exploration wells are expected to be drilled with presalt objectives in aggregate over the three blocks.

TEPF asset disposals - TOTAL signs agreements to sell six producing assets in France to the Vermilion Group

On December 19, 2011, TOTAL announced that it had finalized agreements with Vermilion Exploration SAS and Vermilion Pyrénées SAS, operators with recognized expertise in mature fields, to divest six producing assets in France, which accounted for 0.15% of TOTAL’s global production.

The agreement with Vermilion covers the sale of TOTAL’s interests in the Itteville (78.7%), Vert-le-Grand (90.05%), Vert-le-Petit (100%), La Croix Blanche (100%) and Dommartin Lettrée (57%) licenses in the Paris basin, as well as the Vic Bilh (73%) license in southwestern France. Vermilion already holds interests in the Itteville, Vert-le-Grand and Vic Bilh licenses and will own 100% of them when the transaction is finalized.

In 2010, the licenses represented equity production for TOTAL of around 3,500 barrels of oil equivalent per day. These assets are mature fields. Vermilion has a long-established presence in France and its operational experience will enable it to optimize residual production.

The divestments are part of TOTAL’s ongoing process of optimizing its upstream portfolio to focus its internal resources on as-yet undeveloped resources having a better strategic fit with its size and expertise.

Operatorship and production rights for these licenses were transferred in January 2012. The acreage itself will be transferred after the authorities have approved the corresponding applications, which is expected to take place within fifteen months.

Russia: TOTAL launches the development of the Termokarstovoye field

On December 16, 2011, TOTAL announced that it has taken, together with its partner Novatek, the final investment decision to develop the Termokarstovoye gas and condensates field. This onshore field is located in the Yamal Nenets autonomous district of the Russian Federation, 250 kilometers east of Tarko-Sale. The field has a potential of around 47 billion cubic meters of natural gas and about 10 million tons of condensates. The project start-up is expected in 2015 with a production capacity of around 65,000 barrels of oil equivalent per day (boe/d).

The exploration and production license for the Termokarstovoye field is held by ZAO Terneftegas, a joint venture of Novatek (51%) and TOTAL (49%).

Russia: TOTAL increases its stake in Novatek to 14.09%

On December 9, 2011, TOTAL announced that it had increased its stake in Novatek by finalizing the acquisition of an additional 2% interest in the Russian company for approximately $800 million. Following this transaction, TOTAL owns 14.09% of the share capital of Novatek. This transaction, effective as of December 8, 2011, was finalized through the acquisition of shares from Novatek’s two main shareholders as per the agreement signed in March 2011.

TOTAL is also Novatek’s main international partner on the Yamal LNG project with a 20% stake, and this transaction reaffirms TOTAL’s long-term commitment in Russia.

Novatek, the largest independent gas producer in Russia, with which TOTAL created a strategic alliance earlier in 2011, supplies approximately 13% of the domestic market. Its production reached 38.6 billion cubic meters of gas for the first nine months of 2011, increasing by more than 45% compared to the same period of 2010. Novatek’s portfolio of resources is made of several giant fields that underlie Novatek’s strong potential for growth. Since 2009, TOTAL and Novatek are also jointly developing the Termokarstovoye field.

UK: TOTAL to acquire GDF SUEZ interest in Elgin Franklin

On December 6, 2011, TOTAL, operator of the Elgin/Franklin fields in the British sector of the North Sea, announced the purchase of GDF SUEZ’s share in the two fields for an enterprise value of €590 million. This participation is held through a 22.5% interest in the company Elgin Franklin Oil & Gas (EFOG).

By giving TOTAL control of the whole of the capital of EFOG, of which it previously held 77.5%, this acquisition increases its share in the Elgin/Franklin fields from 35.8% to 46.2%.

The partners in Elgin/Franklin will be as follows: EFOG (TOTAL 100%) 46.2%; ENI 21.8%; BG 14.1%; E.ON Ruhrgas 5.2%; Esso Exploration & Production 4.4%; Chevron 3.9%; Dyas 2.2%; and Summit Petroleum 2.2%.

The transfer of GDF SUEZ’s share in EFOG to TOTAL is expected to be effective before the end of 2011.

The Elgin/Franklin fields, including West Franklin, produce an average of 140,000 barrels of oil equivalent per day (boe/d).

Syria — Recent developments

In our Annual Report on Form 20-F for the year ended December 31, 2010 (the “Annual Report”), filed with the United States Securities and Exchange Commission on March 28, 2011 (Item 3 — Risk Factors and Item 4 — Other Matters), we provided an overview of certain U.S. and European Union (“EU”) legislation and regulations imposing economic sanctions on certain countries in which we have investments as well as our activities in those countries, including Syria. As disclosed in our Annual Report, our share of production in Syria in 2010 amounted to 39 kboe/d (approximately 1.6% of TOTAL’s average daily oil and gas production for the full-year 2010).

In May 2011, the EU adopted measures prohibiting the supply of certain equipment to Syria, as well as prohibiting certain financial and asset transactions with respect to a list of named individuals and entities. These measures apply to European persons and to entities constituted under the laws of a EU Member State. In September 2011, the EU adopted further measures, including, notably, a prohibition on the purchase, import or transportation from Syria of crude oil and petroleum products. Since early September 2011, the Group ceased to purchase hydrocarbons from Syria.

On December 1, 2011, the EU extended sanctions against, among others, three state-owned Syrian oil firms, including General Petroleum Corporation (“GPC”), TOTAL’s co-contracting partner in PSA 1988 (Deir Es Zor licence) and the Tabiyeh contract. Since early December 2011, TOTAL has ceased its activities that contribute to oil and gas production in Syria.

TOTAL and Amyris partner to produce renewable fuels

TOTAL and Amyris, Inc. announced on November 30, 2011, the expansion of their current research and development partnership and an agreement in principle to form a joint venture to develop, produce and commercialize a range of renewable fuels and products.

TOTAL and Amyris have agreed to expand their ongoing R&D collaboration to accelerate the deployment of Biofene and to develop renewable diesel based on this molecule produced from plant sugars. The ambitious R&D program, launched in 2010 and managed jointly by researchers from both companies, aims to develop the necessary stages to bring the next generation renewable fuels to market at commercial scale. TOTAL has committed to contribute up to $105 million in funding for an existing $180 million program.

In addition, TOTAL and Amyris have agreed in principle to form a 50-50 joint venture company that will have exclusive rights to produce and market renewable diesel and jet fuel worldwide, as well as non-exclusive rights to other renewable products such as drilling fluids, solvents, polymers and specific biolubricants. The venture aims to begin operations in 2012 following regulatory approvals.

Planned downstream reorganization: senior executive appointments

TOTAL announced on November 29, 2011, senior executive appointments with respect to the planned Downstream reorganization, which was made public and presented to employee representatives on October 10, 2011.

As part of the reorganization process, Christophe de Margerie announced after the Executive Committee meeting held on November 29, 2011, that, effective January 1, 2012:

•	Michel Bénézit has been appointed Special Advisor to the Chairman and Chief Executive Officer.

•

Patrick Pouyanné has been appointed President of Chemicals and member of the Executive Committee. He will become President of the new Refining & Chemicals business when the information and consultation process has been completed.

•

Philippe Boisseau has been appointed President of Refining & Marketing and member of the Executive Committee. He will become President of the new Supply & Marketing business when the information and consultation process has been completed.

•

Yves-Louis Darricarrère, President of Exploration & Production and member of the Executive Committee, will also serve as President of Gas & Power. He will be leading a review process on the future organization of TOTAL’s gas and alternative energies activities.

On January 1, 2012, the Executive Committee will therefore comprise Christophe de Margerie, Philippe Boisseau, Yves-Louis Darricarrère, Jean-Jacques Guilbaud, Patrick de La Chevardière and Patrick Pouyanné.

Christophe de Margerie thanked Michel Bénézit for all that he has accomplished during his years at the head of Refining & Marketing and for his contribution to the reorganization process.

In addition, François Cornélis, President of Chemicals and Vice Chairman of the Executive Committee, is stepping down from his operational responsibilities, which he has so ably fulfilled since 1999.

Inauguration of Pazflor, Angola’s latest deepwater giant development

TOTAL announced on November 22, 2011, that the giant Pazflor development, which lies 150 kilometers offshore Luanda in Angola, was inaugurated on that day at a ceremony attended by José Botelho de Vasconcelos, Angola’s Minister of Petroleum, Christophe de Margerie, Chairman and CEO of TOTAL, Yves-Louis Darricarrère, President of Exploration & Production at TOTAL, and representatives of TOTAL and the local authorities.

The field came on stream on the 24th of August. Output is expected to reach 220,000 barrels per day and to make TOTAL the leading oil operator in Angola and the African deepwater industry. This position should be reinforced when the CLOV project begins production, scheduled for 2014.

Sonangol is the concession holder for Block 17, which is operated by Total E&P Angola, a wholly-owned TOTAL subsidiary, with a 40% interest. The other partners are Statoil ASA (23.33%), Esso Exploration Angola (Block 17) Limited (20%) and BP Exploration (Angola) Ltd (16.67%).

Iran — Recent developments

In our Annual Report (Item 3 — Risk Factors and Item 4 — Other Matters), we provided an overview of certain U.S. legislation and regulations imposing economic sanctions on Iran, including the Iran Sanctions Act (“ISA”) and the Comprehensive Iran Sanctions, Accountability and Divestment Act of 2010 (“CISADA”), which amended ISA. As disclosed in our Annual Report, prior to CISADA’s enactment in July 2010, TOTAL had discontinued prohibited sales under ISA, as amended by CISADA, of refined products to Iran. Also, as disclosed in our Annual Report, in September 2010 the U.S. State Department announced that the U.S. government, pursuant to the “Special Rule” provision of ISA added by CISADA, would not make a determination of sanctionability under ISA with respect to TOTAL and that, as long as TOTAL acts in accordance with its commitments, TOTAL will not be regarded as a company of concern for its past Iran-related activities.

On November 21, 2011, President Obama issued Executive Order 13590, which authorized sanctions that are similar to those available under ISA for knowingly, on or after November 21, 2011, selling, leasing, or providing to Iran goods, services, technology, or support that (i) has a fair market value of $1,000,000 or more or that, during a 12-month period, has an aggregate fair market value of $5,000,000 or more, and that could directly and significantly contribute to the maintenance or enhancement of Iran’s ability to develop petroleum resources located in Iran, or (ii) has a fair market value of $250,000 or more or that, during a 12-month period, has an aggregate fair market value of $1,000,000 or more, and that could directly and significantly contribute to the maintenance or expansion of Iran’s domestic production of petrochemical products. TOTAL does not conduct activities in Iran that could be sanctionable under Executive Order 13590, and there is no provision in Executive Order 13590 that modifies the “Special Rule” provision of ISA added by CISADA.

On January 23, 2012, the Council of the European Union prohibited the purchase, import and transport of Iranian oil and petroleum and petrochemical products by European persons and by entities constituted under the laws of an EU Member State. Prior to that date, TOTAL had ceased these now-prohibited activities.

New oil discovery in Nigeria’s offshore OML 102

On November 7, 2011, TOTAL announced that its subsidiary Total E&P Nigeria Ltd. (TEPNG) had made a new oil discovery in the southeastern corner of Oil Mining Lease (OML) 102 in Nigeria. The discovery is located 65 kilometers off the southeastern coast of the country, about 15 kilometers southeast of the Ofon field.

The Etisong North-1 well was drilled to a total depth of 2,387 meters in 80 meters of water. One of the three reservoirs encountered tested at 8,500 barrels per day of 40° API oil.

This is the second discovery in the lease, following on from the Etisong Main find in 2008, increasing the feasibility of a new development hub on OML 102.

OML 102 is operated by TEPNG with a 40% interest, alongside partner NNPC, which holds the remaining 60%.